FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 6, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 6, 2005. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the completion of an independent NI 43-101 compliant mineral resource estimate at its 100% owned Pampa de Pongo Iron Deposit, southern Peru.

Item 5.	Full Description of Material Change

The Issuer announces the completion of an independent NI 43-101 compliant mineral resource estimate at its 100% owned Pampa de Pongo Iron Deposit, southern Peru.

The independent resource estimate concluded that the Pampa de Pongo deposit contains an Inferred Resource of approximately 953 million tonnes averaging 44.7% Fe, 0.12% Cu, 0.09 g/t Au based on the results of the 2004-2005 drill campaign, 3D magnetic modeling as well as prior drill results obtained by Rio Tinto plc.

The Inferred Resource is contained in two main zones referred to as the Central and South Zones respectively.

Inferred  Mineral Resource, Pampa de Pongo Property

Zone	Inferred (million tonnes)	Fe (%)	Cu (%)	Au (g/T)
Central	848	44.9	0.12	0.07
South (East Block)	100	43.0	0.15	0.22
South (West Block)	5	43.8	0.27	0.26
Total	953	44.7	0.12	0.09

For the resource estimate the definitions and guidelines for Resource and Reserve estimates as set out and adopted by the CIM Council on August 20, 2000 (the “CIM Standards”) were utilized.   According to the CIM Standards, an Inferred Resource can be estimated on “geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity”.

The following are some of the key characteristics of Pampa de Pongo that provide a high level confidence in the Inferred Resource estimate:

1.

Simple replacement style of mineralization with good continuity of magnetite mineralization in drill intercepts and good apparent continuity from hole to hole.

2.

Thick mineral intercepts that locally exceed 300 meters in length.

3.

Simple shape with relatively sharp mineralization boundaries.

4.

Type and style of the mineralization are similar to the subjacent operating Marcona Iron Mine.

5.

High sensitivity 3D magnetic data that exhibits excellent correlation with magnetite mineralization and enables definition of mineralized boundaries with a high level of confidence.

6.

Minor dyking or post mineral faults intersected to date.

Anamet Services undertook preliminary characterisation tests and determinations of magnetite content on behalf of Rio Tinto plc.  The test work indicated that the samples varied between 68 and 92 weight percent magnetite with an average of 74.9%.  Furthermore the results suggest that a very high degree of liberation could be achieved at a grind size that would be appropriate to yield a <150µm sized final product.  The summary of the report indicates that the ore could be easily concentrated to a commercial level (66 to 69%) through a low intensity magnetic separation (LIMS) operation.

The size and characteristics of the deposit as well as the nature of the hanging wall units suggest that it could be amenable to underground block caving such as that successfully employed at LKAB’s Kiruna Iron Mine, Sweden.

Although the Issuer is encouraged by the results to date, it is important to realize that there has been insufficient drill testing to define any National Instrument 43-101 compliant mineral reserve.  It is important to note the fact that mineral resources which are not mineral reserves, such as those discussed here, do not have demonstrated economic viability.

Given that the project is located within the sparsely populated Peruvian coastal desert and subjacent to the well established Marcona mining district, the company does not anticipate any negative socio-political and / or environmental permitting issues at the present time.  The Issuer is presently preparing a definition drill campaign designed to take Pampa de Pongo from an Inferred to an Indicated Resource category.

Dr. Jan Helsen, P. Geo. an independent Qualified Person conducted the Inferred Resource Estimate summarized in this press release.

The work program at Pampa de Pongo was designed and supervised by Gary D. Belik, P. Geo. who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph each individual borehole prior to preparing the split core which is sealed and shipped to ALS Chemex Peru for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

September 8, 2005